Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information-Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2009, as well as those discussed elsewhere in our other filings with the Securities and Exchange Commission.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on our results of operations and financial condition.  Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this Report on Form 6-K.

The following discussion should be read in conjunction with our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2009 and 2010, appearing elsewhere in this Form 6-K, our audited financial statements for the year ended December 31, 2009 appearing in our Annual Report on Form 20-F for the year ended December 31, 2009 and Item 5--"Operating and Financial Review and Prospects" contained in such Annual Report.

Overview

We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas.

The end-user base for our products is comprised primarily of telecommunication companies, and has historically been concentrated in each year among a very small number of companies.  Sales to KDDI, a Japanese telecommunications carrier, accounted for approximately 51.3 % of our revenues in the six months ended June 30, 2009 and 53.6% of our revenues in the six months ended June 30, 2010, sales to Media Broadcast, a German company, accounted for 3.8% of our revenues in the six months ended June 30, 2009 and 13.3% of our revenues in the six months ended June 30, 2010 and sales to a U.S. based customer accounted for 19.2% of our revenues in the six months ended June 30, 2009 and 2.2% of our revenues in the six months ended June 30, 2010. The percentage of revenues accounted for by a customer in the six month period may not be indicative of the percentage of revenues accounted for by that customer for the entire year. We expect that we will continue to experience high customer concentration.

As a result of our continuing losses and the uncertain economic climate around the world, we significantly decreased our employee head count at the end of 2008, primarily in the research and development area, which reduced our operating expenses in 2009. In December 2009, one of our major customers notified us that it intended to undertake additional projects. We expended significant time and resources with respect to research and development related to these potential projects during the six months ended June 30, 2010.  We expect that the time and resources that we expend on these projects during the second half of 2010 will be significantly reduced. We do not expect to generate revenues from these projects in 2010. We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. We expect to continue to make significant expenditures for research and development. We also expect to increase our sales and marketing expenses.  As a result, we expect that our operating expenses will be higher in 2010 than in 2009. We are funding this increase in expenses, in part, through the use of the proceeds from our public offering in April 2010.

A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

o
Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

o
Increasing broadband penetration and higher speed access technologies. Communications service providers are offering broadband internet access to an increasing number of business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G and its successors are allowing high bandwidth to mobile devices; and

o
Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence, over the top, file sharing, etc.), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services.

Our metro products address high-bandwidth packet services. We expect that “residential triple play” (the mix of voice, video, and data over wireline and wireless networks) services will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecommunication carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

The current economic and credit environment is having a significant negative impact on business around the world.  The impact of this crisis on the technology industry and our major customers has been significant.  Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balance, require us to assume greater credit risk relating to that customer’s receivables, could cause us to defer recognition of revenues or could limit our ability to collect receivables related to purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis.

The critical accounting policies described in Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2009 are those that are both most important to the portrayal of our financial position and our results of operations, and require management's most difficult, subjective or complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. As of June 30, 2010, there have been no material changes to any of the critical accounting policies contained Item 5 of such Annual Report.

Results of Operations

The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2009	2010
	(unaudited)	(unaudited)
Revenues	100%	100%
Cost of revenues	61.2	73.7
Gross profit	38.8	26.3
Research and development expenses, net	82.9	223.1
Selling, general and administrative expenses	100.4	244.3
Operating loss	(144.5)	(441.1)
Financial income (expenses), net	3.5	(16.1)
Gain from early extinguishment of notes	36.4	-
Expenses from devaluation of conversion feature embedded in convertible notes	(9.9)	(12.4)
Other income	-	49.3
Net loss	(114.5)	(420.3)

Comparison of the Six Months ended June 30, 2009 and 2010.

Revenues.  The substantial majority of our revenues of $8.2 million in the six months ended June 30, 2009 were generated from sales of our CM-100 product line and related services to KDDI and SK Broadband, as well as to an additional customer in the United States. The majority of our revenues of $3.3 million in the six months ended June 30, 2010 were generated from sales of our CM-100 product line and related services to KDDI. A portion of the revenues in the six months ended June 30, 2010 was generated from new customers and from our CM-4000 product line. Our revenues decreased in the six months ended June 30, 2010 in comparison to the comparable period mainly as a result of a decrease in the revenues from KDDI, SK Broadband and the additional customer in the United States, offset, in part, by revenues from new customers.

Gross Profit. Gross profit was $867,000, or 26.3% of revenues, in the six months ended June 30, 2010, compared to $3.2 million, or 38.8% of revenues, in the six months ended June 30, 2009.  The decrease in our gross profit percentage in 2010 was primarily attributable to higher per product cost because, as a result of our lower revenues, higher fixed costs are allocated to each product sold.

Operating Expenses

	Six months ended June 30, ($ in millions)		% Change
	2009	2010	June 2010 vs. June 2009
Research and development, net	6.8	7.4	8.1%
Selling, general and administrative	8.2	8.1	(2.3)%
Total operating expenses	15.0	15.5	5.8%

Research and Development Expenses, net. Our net research and development expenses were higher in the six months ended June 30, 2010 than in the comparable period in 2009 mainly due to an increase in salaries and related expenses which resulted from an increase in the number of our research and development personnel. We also consumed more materials and retained more sub-contractors for research in the 2010 period compared to the comparable period last year. The increase in personnel, materials and sub-contractors is related to increased research and development efforts relating to the CM-4000 product line including projects that one of our major customers notified us it intended to undertake and which, in order to compete for, we invested a significant amount of our research and development time and resources. We expect that the amount of time and resources devoted to these projects in the second half of 2010 will be significantly reduced.

Grants, mainly from the government of Israel, for research and development are offset against our gross research and development expenses. Research grants were $1.2 million in the first six months of 2010 compared to $555,000 in the comparable period last year. Research grants in 2010 were higher than in 2009 because in 2010 we joined additional grant plans which increased the total grant amount that we are entitled to. We anticipate that we will incur the same level of research and development expenditures in the second half of 2010 compared to the first half of 2010 in connection with our research and development efforts relating to the CM-4000 product line.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were about the same in the six months ended June 30, 2009 and 2010. Sales expenses increased due to an increase in our sales efforts in the Far East, Europe, Mexico and Brazil. This increase was offset by a decrease in general and administrative expenses resulting mainly from a decrease in audit fees, and the elimination of a tax asset because we determined in 2009 that it was more likely that we would not be able to use it. Although we had similar tax assets eliminated in 2010, they were in a much lower amount.

Financial Income (expenses), net.  We had $531,000 of financial expense, net in the six months ended June 30, 2010 compared to $290,000 of financial income, net in the comparable period in 2009. Financial expenses were $1.4 million in the six months ended June 30, 2010 compared to $1.1 million in the six months ended June 30, 2009. Financial expenses consisted primarily of interest payments with respect to our convertible notes, amortization of the issuance costs of our convertible notes, currency exchange differences and adjustments due to the conversion terms of our convertible notes, plus, in 2010, as a result of impairment of marketable securities. The increase in financial expenses in the first six months of 2010 was primarily due to expenses related to the impairment of marketable securities.

Financial income in these periods included primarily income from our marketable securities which was $914,000 in the six months ended June 30, 2010, compared to $1.3 million in the six months ended June 30, 2009 (excluding income from early extinguishment of convertible notes). The decrease in financial income in the first six months of 2010 resulted primarily from a decrease in the amount of our marketable securities held by us and from a decrease in the yields in our portfolio resulting from older securities with higher yields coming to maturity and being replaced by newer securities with lower yields based on current lower market interest rates. In the 2009 period, we also had a financial income of $3.0 million from the early extinguishment of a portion of our convertible notes.

Other Income.  We had other income of $1.6 million in the six months ended June 30, 2010 as a result of the sale of minority interest shares investment in another company.

Liquidity and Capital Resources

We have historically financed our operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds.

We had working capital (total current assets net of total current liabilities) of $21.9 million as of June 30, 2010 and $22.9 million as of December 31, 2009.

We had cash, cash equivalents, long and short term marketable securities and bank deposits of $40.1 million as of June 30, 2010, compared to $47.3 million as of December 31, 2009. The decrease in our cash, cash equivalents, long- and short-term marketable securities and bank deposits resulted primarily from the use of funds for operating activities offset, in part, by $9.8  million raised by us in a securities offering in the second quarter of 2010.  At December 31, 2009 and June 30, 2010, a portion of our marketable securities portfolio was classified as available for sale and, accordingly, was presented at fair market value. We expect that the balance of our cash, cash equivalents and marketable securities resulting from operations, will continue to decline in the second half of 2010.

The majority of our cash, cash equivalents and marketable securities were invested in securities denominated in U.S. dollars and NIS. In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million, and in the first quarter of 2009 we redeemed a portion of these notes for an aggregate amount of $3.0 million. In the second quarter of 2010, we raised approximately $9.8 million from the sale to investors of ordinary shares and warrants.

Cash Used in Operating Activities

In the six months ended June 30, 2010, we used $17.0 million of cash in operating activities primarily as a result of our net loss of $13.9 million, an increase of $3.2 million in our trade receivables and other current assets and adjustments in the value of convertible notes of $905,000, offset, in part, by non-cash charges of $882,000 for stock based compensation, and $1.1 million of accrued interest, premium amortization and the effect of currency differences on our marketable securities denominated in NIS. Trade receivables and other current assets increased primarily due to an increase in accrued grants to be received, an advance to a supplier and an increase in customer debt primarily due to deliveries made near the end of the period. Adjustments to the value of our convertible notes caused our obligation to decrease primarily because of the change in NIS-U.S. dollar exchange rate.

Cash Provided by Investing Activities

Our principal investing activity during the six months ended June 30, 2010, was the receipt of $4.5 million in proceeds from marketable securities, $4.0 million from bank deposits and $2.8 million in proceeds from the sale of long term investments, offset, in part, by investments in marketable securities of $7.8 million in the period.

Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $489,000 in the six months ended June 30, 2010. Our capital expenditures during this period were primarily for the procurement of telecommunications equipment and related software tools.

Cash Provided by Financing Activities

In the six months ended June 30, 2010, $9.8 million of cash was provided, after payment of $795,000 in related offering expenses, from the sale to investors in a public offering of ordinary shares and warrants.

Standby Equity Purchase Agreement

In August 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., a fund managed by U.S. based Yorkville Advisors. The agreement provides that, upon the terms and conditions set forth in the agreement, YA Global is committed, upon our request, to purchase up to $10 million of our ordinary shares in tranches over a commitment period of up to three years. Investments will be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement.  Shares would be issued pursuant the agreement under our existing effective shelf registration statement.

For each ordinary share purchased under the SEPA, YA Global will pay 95.5% of the lowest daily volume weighted average price, or VWAP, of the ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice. The amount of each advance requested may be up to $500,000, unless otherwise mutually agreed to by us and YA Global. For each advance notice, we may indicate a minimum acceptable price, which may not be higher than 95% of the last closing price of our ordinary shares on NASDAQ at the time of delivery of the advance notice. If during the five NASDAQ trading day pricing period following any advance notice the VWAP for the ordinary shares is below the indicated minimum acceptable price, the amount of the advance will generally be reduced by 20% for each day the VWAP is below the minimum acceptable price and that trading day will be excluded from the pricing period for purposes of determining the purchase price.

Working Capital

We believe that we have sufficient working capital to meet our anticipated operating and capital expenditure requirements for the next 12 months. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain sufficient additional financing on acceptable terms or at all.